May 3, 2023

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington DC 20549

Re:	Freeport Holdings Series LLC

Amendment No. 3 to Offering Statement on Form 1-A

Filed April 11, 2023

File No. 024-12099

Ladies and Gentlemen:

On behalf of Freeport Holdings Series LLC, I hereby request qualification of the above-referenced offering statement (File No. 024-12099) at 4:00pm, Eastern Time, on Friday, May 5, 2023, or as soon thereafter as is practicable.

Sincerely,

/s/ Colin Johnson
Colin Johnson
Chief Executive Officer
Abstract Ventures, Inc., its Managing Member

cc:	Andrew Stephenson

CrowdCheck Law LLP